UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)*


                                   Cache, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   127150-30-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      Andrew M. Saul, c/o Cache, Inc., 1440 Broadway, New York, N.Y. 10018
                            Telephone (212) 575-3200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 21, 2006
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose off Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127150-30-8

--------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         ANDREW M. SAUL
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------

      3.  SEC Use Only
--------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

      6. Citizenship or Place of Organization
         UNITED STATES
--------------------------------------------------------------------------------
Number of
Shares                       7.  Sole Voting Power                       425,630
Beneficially                 ---------------------------------------------------
Owned by Each                8.  Shared Voting Power                   1,034,060
Reporting Person             ---------------------------------------------------
With:                        9.  Sole Dispositive Power                  425,630
--------------------------------------------------------------------------------
                             10. Shared Dispositive Power              1,034,060
--------------------------------------------------------------------------------
      11.  Aggregate Amount Beneficially Owned by Each Reporting
           Person                                                      1,459,690

      12.  Check if the Aggregate Amount in Row (9) Excludes Certain
           Shares (See Instructions)                                      [    ]

      13.  Percent of Class Represented by Amount in Row (9)               2.62%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)                         IN
--------------------------------------------------------------------------------

CUSIP No. 127150-30-8

--------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         JOSEPH E. SAUL
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------

      3. SEC Use Only
--------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

      6. Citizenship or Place of Organization
         UNITED STATES
--------------------------------------------------------------------------------
Number of
Shares                       7.  Sole Voting Power                       702,460
Beneficially                 ---------------------------------------------------
Owned by Each                8.  Shared Voting Power                     757,230
Reporting Person             ---------------------------------------------------
With:                        9.  Sole Dispositive Power                  702,460
--------------------------------------------------------------------------------
                             10. Shared Dispositive Power                757,230
--------------------------------------------------------------------------------
      11.  Aggregate Amount Beneficially Owned by Each Reporting
           Person                                                      1,459,690

      12.  Check if the Aggregate Amount in Row (9) Excludes Certain
           Shares (See Instructions)                                      [    ]

      13.  Percent of Class Represented by Amount in Row (9)               4.33%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions)                         IN
--------------------------------------------------------------------------------

CUSIP No. 127150-30-8

--------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         NORMA G. SAUL
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------

      3.  SEC Use Only
--------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

      6. Citizenship or Place of Organization
         UNITED STATES
--------------------------------------------------------------------------------
Number of
Shares                       7.  Sole Voting Power                       331,600
Beneficially                 ---------------------------------------------------
Owned by Each                8.  Shared Voting Power                   1,128,090
Reporting Person             ---------------------------------------------------
With:                        9.  Sole Dispositive Power                  331,600
--------------------------------------------------------------------------------
                             10.  Shared Dispositive Power             1,128,090
--------------------------------------------------------------------------------
      11.  Aggregate Amount Beneficially Owned by Each Reporting
           Person                                                      1,459,690

      12.  Check if the Aggregate Amount in Row (9) Excludes Certain
           Shares (See Instructions)                                      [    ]

      13.  Percent of Class Represented by Amount in Row (9)               2.04%
--------------------------------------------------------------------------------
      14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

         This statement constitutes Amendment No. 19 to the Schedule 13D dated December 11, 1986, as amended (as so amended, the "Schedule 13D"), and is filed by Andrew M. Saul, Joseph E. Saul, and Norma G. Saul (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share (the "Common Stock"), of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in Schedule 13D.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This amendment relates to the sale of the shares of the Company's Common Stock by the Group Members as more fully described in Items 4 and 5(c) below.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

On November 15, 2006, the Group Members and certain other shareholders of the Company listed on Schedule II to the Underwriting Agreement (as defined below) and the Company entered into an underwriting agreement (the "Underwriting Agreement") with Thomas Weisel Partners LLC and Piper Jaffrey & Co., as underwriters (together, the "Underwriters") providing for the sale by the Group Members and such other shareholders of the Company of 1,675,000 shares of Common Stock and the sale by the Company of 200,000 shares of Common Stock (collectively, the "Offered Securities"), 1,350,000 of which were to be sold by the Group Members as more fully described in Item 5(c) below, to the Underwriters at a price of $21.5841. The Underwriters resold the Offered Securities to the public at $22.75 per share. The transaction closed on November 21, 2006.

Joseph E. Saul on November 16, 2006 transferred 150,000 shares to a charitable organization.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated as follows:

(a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 16,221,958 shares outstanding. The total number of shares of Common Stock outstanding as of November 21, 2006, as reflected in the Company's registration statement on Form S-3 filed with the Securities and Exchange Commission on May 24, 2006, as amended on November 8, 2006 and November 14, 2006 was 16,011,003. Certain additional transactions, including the exercise of options, were consummated after the filing of the Form S-3 and the Company records indicated that the outstanding share balance on November 21, 2006 was 16,221,958.

As of the close of business on November 21, 2006:

Andrew M. Saul may be deemed to own beneficially 1,459,690 shares, representing 425,630 shares directly held by Andrew Saul, 702,460 shares directly held by Joseph Saul, Andrew Saul's father, and 331,600 shares directly held by Norma Saul, Andrew Saul's mother. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Each of these holders disclaims beneficial ownership of all shares other than those held in his or her name.

Joseph Saul may be deemed to beneficially own 1,459,690 shares, representing 702,460 shares directly held by Joseph Saul, 331,600 shares directly held by Norma Saul, Joseph Saul's wife, and 425,630 shares directly held by Andrew Saul, Joseph Saul's son. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Each of these holders disclaims beneficial ownership of all shares other than those held in his or her name.

Norma G. Saul may be deemed to beneficially own 1,459,690 shares, representing 331,600 shares directly held by Norma Saul, 702,460 shares directly held by Joseph Saul, Norma Saul's husband, and 425,630 shares directly held by Andrew Saul, Norma Saul's son. All of the foregoing shares are subject to an oral agreement to vote and dispose of the shares jointly. Each of these holders disclaims beneficial ownership of all shares other than those held in his or her name.

The Group Members as a whole may be deemed to own beneficially 1,459,690 shares of Common Stock, constituting approximately 9.00% of the shares outstanding.

Item 5(c) is amended and restated as follows:

(c) Andrew M. Saul on November 21, 2006 sold 400,000 shares of the Company's Common Stock in an underwritten public offering. Joseph E. Saul on November 16, 2006 transferred 150,000 shares to a charitable organization. Norma G. Saul on November 21, 2006 sold 920,000 shares of the Company's Common Stock in an underwritten public offering.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following:

LOCK UP AGREEMENT

In connection with the offering of the Offered Securities, each of the Group Members agreed that from the date of the lockup agreement until the date that is 90 days after the date of the prospectus, not to (1) offer, pledge (except a pledge for the benefit of the Company pursuant to an agreement entered or to be entered into between the Company and a Group Member), sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell or grant any option, right or warrant, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, exchangeable for, exercisable for or that represent the right to receive shares of Common Stock, or (2) engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Group Member's Shares even if such Shares would be disposed of by someone other than the Group Member. In addition, each of the Group Members agreed that, without the prior written consent of Thomas Weisel Partners and Piper Jaffrey & Co. (which consent may be withheld by either in its sole discretion), it will not, during such period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock and waived any registration rights relating to registration under the Securities Act of any Common Stock owned either of record or beneficially by such reporting person, including any rights to receive notice of the public offering. The foregoing description of the Lock Up Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

UNDERWRITING AGREEMENT

On November 15, 2006, the Group Members entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriters at a price of $21.5841 per share. The Underwriting Agreement contains customary terms and conditions. The Underwriting Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein. See also Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -- Form of Lock Up Agreement by and among Thomas Weisel Partners LLC and Piper Jaffrey & Co., as representatives, pursuant to the Underwriting Agreement and the Selling Shareholders party thereto.

Exhibit 2 -- Underwriting Agreement, dated as of November 15, 2006 by and among Thomas Weisel Partners LLP and Piper Jaffrey & Co., as representatives, the Company and the Selling Shareholders listed in Schedule II thereto.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2006



/s/ Andrew M. Saul
-------------------------------------------------
Andrew M. Saul



/s/ Andrew M. Saul
-------------------------------------------------
Joseph E. Saul by Andrew M. Saul
as Attorney in Fact



/s/ Andrew M. Saul
-------------------------------------------------
Norma G. Saul by Andrew M. Saul
as Attorney in Fact